787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 23, 2011

Via EDGAR

Craig Ruckman

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Variable Series Funds, Inc. - BlackRock U.S. Government Bond V.I. Fund and BlackRock High Yield V.I. Fund File Nos. 2-74452 and 811-03290 Post-Effective Amendment No. 56

Dear Mr. Ganley:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on December 9, 2011 regarding Post-Effective Amendment No. 56 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 57 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the BlackRock U.S. Government Bond V.I. Fund and BlackRock High Yield V.I. Fund (each a “Fund” and together, the “Funds”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

GLOBAL COMMENTS

Comment 1:	Please include interim financial statements as it has been over 245 days since the Fund’s 2010 financial statements have been filed.

New York   Washington, DC    Paris     London     Milan     Rome     Frankfurt     Brussels

December 23, 2011 Page 2
Response :	The Funds have incorporated the unaudited interim financial statements for the fiscal period ended June 30, 2011.
Comment 2:	The Staff notes that the submission headers for the Amendment included the class identifiers for Class II Shares of each Fund. If the filing does not relate to the Funds’ Class II Shares, please remove the class identifiers for Class II Shares from the submission headers.
Response :	The Class II Shares class identifiers have been removed from the submission headers.
Comment 3:	Cover: Please include the legend required under Rule 498(b)(1)(v) if the Fund intends to rely on Rule 498 and delivers a summary prospectus.
Response:	The Funds at this time do not intend to rely on Rule 498 and therefore, will not include the legend required under Rule 498(b)(1)(v).
Comment 4:	Please change the heading from “Fund Overview” to “Summary Prospectus” or “Fund Summary” if the Fund intends to rely on Rule 498.
Response:	The Funds at this time do not intend to rely on Rule 498.
Comment 5:	Fee Tables: Please explain supplementally why the information on the Annual Fund Operating Expenses table has been bracketed for each Fund.
Response:	Class III Shares of each Fund have recently been re-opened for purchase. The Annual Fund Operating Expenses table for each Fund was bracketed in anticipation of adding expense information for Class III Shares. It should be noted that the expense information for Class I Shares for each Fund remains unchanged from each Fund’s prospectus dated May 1, 2011.
Comment 6:	Fund Overview Section -Principal Risks of Investing in the Fund: In the lead-in paragraph to the section “Principal Risks of Investing in the Fund,” please revise the last sentence from “The following is a summary description of certain risks of investing in the Fund” to “The following is a summary description of principal risks of investing in the Fund.
Response:	The requested change has been made.
Comment 7:	Investment Process: Please include the discussion of investment process as a subheading under the section “Principal Investment Strategies.”
Response:	The Funds respectfully decline to make the requested change. The Funds submit that with the exception of Items 2 through Items 8, Form N-1A permits the Funds to organize their prospectuses in any order so long as the organization makes it easy for investors to understand. The Funds believe that the

December 23, 2011 Page 3
organization and presentation of the information contained in the prospectuses satisfies this requirement and makes it easy for investors to understand.
Comment 8:	Other Important Information - Short-Term Trading Policy: Please supplementally confirm that all disclosure in the section “Short-Term Trading Policy” is applicable to insurance products. If not, please revise the disclosure accordingly. In particular, please confirm that the following sentence is applicable to insurance products: “For transactions placed directly with a Fund, such Fund may consider the trading history of accounts under common ownership or control for the purpose of enforcing these policies.”
Response:	The Boards of the BlackRock open-end funds have adopted a joint Short-Term Trading Policy for consistency and this Policy is applicable across the entire open-end complex.
Comment 9:	Statement of Additional Information: Under the section “Investment Restrictions,” footnote 2 to Item 2 under the subsection “Restrictions Applicable to each of the Funds (Except the Money Market V.I. Fund)” states that for purposes of each Fund’s concentration policy the Funds will not use the classifications and sub-classifications of Morgan Stanley Capital International (“MSCI”) as a guide to identify industries. Please explain supplementally why the Funds will not use MSCI as a guide to identify industries.
Response:	Each Fund’s performance is benchmarked to Barclays Capital indices. As a result, the Funds use the classifications and sub-classifications of Barclays Capital as a guide to identify industries for purposes determining compliance with their policies regarding concentration of assets.
Comment 10:	Statement of Additional Information: Under the section “Management and Advisory Arrangements—Portfolio Manager Information—Other Funds and Accounts Managed,” please explain supplementally why the information is bracketed for BlackRock International V.I. Fund.
Response:	The portfolio management team for BlackRock International V.I. Fund has recently changed. Updated information regarding the other accounts managed by the BlackRock International V.I. Fund’s new portfolio managers has been added to the Statement of Additional Information.
Comment 11:	Statement of Additional Information: Under the section “Selective Disclosure of Portfolio Securities,” please confirm whether the Confidentiality Agreement imposes a duty not to trade. If so, please update the disclosure accordingly.
Response:	The service providers that receive the portfolio holdings have signed confidentiality agreements with BlackRock, which preclude these service providers from releasing the non-public information or trading based upon the non-public information.

December 23, 2011 Page 4
The Fund respectfully notes that it believes that the current disclosure in the Registration Statement adequately responds to the comment. Specifically, the current narrative disclosure on page II-66 states:
“The Funds and the Manager monitor, to the extent possible, the use of Confidential Information by the individuals or firms to which it has been disclosed. To do so, in addition to the requirements of any applicable confidentiality agreement and/or the terms and conditions of the Funds’ and Manager’s Code of Ethics and Code of Business Conduct and Ethics — all of which require persons or entities in possession of Confidential Information to keep such information confidential and not to trade on such information for their own benefit — the Manager’s compliance personnel under the supervision of the Funds’ Chief Compliance Officer, monitor the Manager’s securities trading desks to determine whether individuals or firms who have received Confidential Information have made any trades on the basis of that information.”

BLACKROCK U.S. GOVERNMENT BOND V.I. FUND COMMENTS

Comment 12:	Fund Overview - Portfolio Turnover: The Staff notes that during the most recent fiscal year, the Fund’s portfolio turnover rate was 3,289% of the average value of its portfolio. Please explain supplementally why the Fund has such a comparatively high portfolio turnover rate.
Response:	This Fund invests in mortgage-backed securities, and within this allocation, Fund management uses TBA transactions to manage exposure, as it is a highly liquid market. The reason TBA transactions inflate the Fund’s turnover rate is because these investments, which generally have a short-term duration, are typically rolled forward for an additional term after the expiration of the previous term. Each time the portfolio managers roll these investments forward it appears that there has been turnover when, in fact, the portfolio managers have not purchased or sold a bond. In addition, the Fund engages in relative value trades to enhance returns which also contribute to turnover.
Comment 13:	If derivatives that are the economic equivalents of bonds that are issued or guaranteed by the U.S. Government and its agencies are included in the Fund’s 80% policy, please state so.
Response:	Derivatives that are the economic equivalents of bonds that are issued or guaranteed by the U.S. Government and its agencies are not included in the Fund’s 80% policy.
Comment 14:	For the risk factor “U.S. Government Issuer Risk” please make prominent the disclosure that agency securities are not backed by the full faith and credit of the U.S. Government.

December 23, 2011 Page 5
Response:	The Fund believes that it provides sufficient disclosure with respect to U.S. Government backing of agency securities. The second sentence of the current risk factor provides the following disclosure: “Obligations of U.S. Government agencies and authorities are supported by varying degrees of credit but generally are not backed by the full faith and credit of the U.S. Government.”
Comment 15:	Under the section “Details about the Fund-Other Strategies” please confirm supplementally that none of the strategies are principal strategies of the Fund. If these strategies are not principal strategies of the Fund, please add clarifying language.
Response:	The Fund confirms that each of the strategies listed under the subsection titled “Other Strategies” is not a principal strategy of the Fund. The Fund respectfully declines to make the requested change. The Fund believes that the current prospectus disclosure sufficiently delineates the Fund’s “other strategies” from the Fund’s principal investment strategies.

BLACKROCK HIGH YIELD V.I. FUND COMMENTS

Comment 16:	If derivatives that are the economic equivalents of high yield bonds are included in the Fund’s 80% policy, please state so.
Response:	Derivatives that are the economic equivalents of high yield bonds are not included in the Fund’s 80% policy.
Comment 17:	Under the section “Details about the Fund-Other Strategies” please confirm supplementally that none of the strategies are principal strategies of the Fund. If these strategies are not principal strategies of the Fund, please add clarifying language.
Response:	The Fund confirms that each of the strategies listed under the subsection titled “Other Strategies” is not a principal strategy of the Fund. The Fund respectfully declines to make the requested change. The Fund believes that the current prospectus disclosure sufficiently delineates the Fund’s “other strategies” from the Fund’s principal investment strategies.

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December 23, 2011 Page 6

The Registrant’s Tandy representations are enclosed with this letter.

Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Funds’ Registration Statement.

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc:	Ben Archibald, Esq. Aaron Wasserman, Esq. Maria Gattuso, Esq.